UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

KITTY HAWK, INC.

(Exact name of registrant as specified in its charter)

Delaware	75-2564006

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1515 West 20th Street P.O. Box 612787 DFW International Airport, Texas	75261

(Address of principal executive offices)	(Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box	☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box	☒

Securities Act registration statement file number to which this form relates:        (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Series A Preferred Stock Purchase Rights

(title of class)

Item 1. Description of Registrant’s Securities to be Registered.

     On January 21, 2004, the Board of Directors (the “Board”) of Kitty Hawk, Inc. (“Kitty Hawk”) declared a dividend distribution to its stockholders of record at the close of business on February 2, 2004, of one preferred stock purchase right (a “Right”) for each outstanding share of Common Stock, par value $0.000001 per share (the “Common Stock”), that will entitle the registered holder to purchase from Kitty Hawk one one-thousandth (1/1,000) of a share of Series A Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a purchase price of $10.00 per one one-thousandth (1/1,000) of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between Kitty Hawk and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”). Initially capitalized terms used but not defined herein have the meanings set forth in the Rights Agreement.

     Separation and Distribution of Rights; Exercisability. Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock upon the earlier of:

•	ten (10) business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the shares of Common Stock then outstanding (subject to certain exceptions discussed below and as set forth in the Rights Agreement) (such person is referred to as an “Acquiring Person”); or

•	ten (10) business days (or some later date as determined by the Board) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of the shares of Common Stock then outstanding (or, in the case of Resurgence Asset Management, L.L.C., greater than 30.0%, in the case of Everest Capital Limited, greater than 24.7% or in the case of Stockton, LLC, greater than 20.0%, in each case, for so long as it is an Exempted Person) (subject to additional exceptions as set forth in the Rights Agreement).

The date the Rights separate from the Common Stock is referred to as the “Distribution Date.”

     Until the Distribution Date, (i) the Rights will be evidenced by and transferred with, and only with, the Common Stock certificates, (ii) new Common Stock certificates issued after February 2, 2004 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by those certificates. Pursuant to the Rights Agreement, Kitty Hawk reserves the right to require prior to the occurrence of a Triggering Event (as hereinafter defined) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 20, 2014, unless earlier redeemed by Kitty Hawk as described below.

     As soon as practicable after the Distribution Date, Rights certificates will be mailed to the holders of record of Common Stock as of the close of business on the Distribution Date and, after that, the separate Rights certificates will represent the Rights. Except in connection with shares of Common Stock issued or sold pursuant to the exercise of stock options under any employee plan or arrangements, or upon the exercise, conversion or exchange of securities issued by Kitty Hawk in the future, or as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     Exemption for Certain Significant Stockholders and Subsequent Transferees. The Rights Agreement provides some exemptive relief to Resurgence Asset Management, L.L.C., Everest Capital Limited and Stockton, LLC, who each beneficially owned on January 21, 2004 more than 15% of Kitty Hawk’s Common Stock (the “Significant Stockholders”) and their subsequent transferees. The Rights Agreement provides that none of these Significant Stockholders will be an “Acquiring Person” and trigger the poison pill based on their existing beneficial ownership of Common Stock. In addition, each of the Significant Stockholders will be able to acquire up to, but not exceeding, the lesser of (a) an additional five percent of Common Stock (excluding any Investor Shares (defined below)) and (b) such number of additional shares which, when added to the person’s existing beneficial ownership, equals 30% of the Common Stock (including any Investor Shares). The exercise of warrants by the Significant Stockholders will not trigger the poison pill because they are already deemed to beneficially own the shares of Common Stock that may be purchased upon exercise of the warrants. The exemption for a Significant Stockholder will terminate when it no longer beneficially owns at least 15% of the Common Stock.

     In addition, the exemptive relief will apply to a limited extent to subsequent transferees of Common Stock held by the Significant Stockholders. If a person acquires Common Stock from a Significant Stockholder (“Investor Shares”), the Investor Shares will not be included in calculating whether the person beneficially owns 15% of the Common Stock and trigger the poison pill if, within five (5) Business Days after the acquisition of any Investor Shares, the transferee has delivered written notice to Kitty Hawk or disclosed in its public filings with the SEC that the transferee meets the following conditions:

     (1) the person does not beneficially own five percent or more of the Common Stock (excluding for this purpose any Investor Shares);

     (2) the person owns at least 15% of the outstanding Common Stock (including Investor Shares); and

     (3) the person does not beneficially own more than 30% of the shares of Common Stock (including any Investor Shares).

     If at any time following the transfer, the transferee does not meet one of the conditions described above, the Investor Shares would no longer be treated as Investor Shares under the Rights Agreement and the transferee would no longer have the benefit of the exemptive relief. Subclause (3) above caps any one person’s ownership of Common Stock, regardless of the source of the shares. Any shares sold into the market would no longer be treated as Investor Shares acquired from a Significant Stockholder and, as a result, would thereafter be included in the calculation of the beneficial ownership level. The exemptive relief would apply to subsequent transfers of Investor Shares but would expire when the Investor Shares were transferred to a transferee that did not meet the conditions set forth above.

     Flip-in Events. Each holder of a Right (other than the Acquiring Person and any associate or affiliate thereof) will have the right to receive, upon exercise, Common Stock (or, in some circumstances, cash, property or other securities of Kitty Hawk) having a value equal to two times the purchase price of the Right, as the case may be, if:

•	any person becomes an Acquiring Person (except pursuant to specified exceptions, including an offer made for all outstanding shares of Common Stock at a price and upon terms and conditions that the Board determines to be in the best interests of Kitty Hawk and its stockholders);

•	Kitty Hawk is the surviving corporation in a merger with an Acquiring Person and the Common Stock is not changed or exchanged; or

•	during the time that there is an Acquiring Person, an event occurs that results in increasing the Acquiring Person’s beneficial ownership of shares of Common Stock by more than 1%.

     Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under some circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The events described in this paragraph are referred to as “Flip-in Events.”

     For example, at a purchase price of $10.00 per Right, each Right not owned by an Acquiring Person (or by some related parties or transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase $20.00 worth of Common Stock (or other consideration, as noted above) for $10.00.

     Flip-over events. At any time following a public announcement that a person has become an Acquiring Person, each holder of a Right (except Rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of an acquiring company having a value equal to two times the purchase price of the Right if any of the following occur:

•	Kitty Hawk enters into a merger in which Kitty Hawk is not the surviving corporation;

•	Kitty Hawk is the surviving corporation in a merger pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

•	more than 50% of the combined assets, cash flow or earning power of Kitty Hawk and its subsidiaries is sold or transferred (in each case other than some consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of Kitty Hawk as specified in the Rights Agreement).

     The events described in this paragraph are referred to as “Flip-over Events.” Flip-in events and Flip-over events are referred to collectively as “Triggering Events.”

     Anti-dilution Adjustments; Fractional Shares. The applicable purchase price payable, the number of shares of Preferred Stock or other securities or property issuable upon the exercise of the Rights, and the number of applicable Rights outstanding are subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, Preferred Stock;

•	if the holders of Preferred Stock are granted rights, options or warrants to subscribe for the applicable Preferred Stock or securities convertible into the applicable Preferred Stock at less than the current market price of the applicable Preferred Stock; or

•	upon the distribution to holders of Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or subscription rights or warrants (other than those referred to in the bullet point immediately above).

     The number of outstanding Rights are also subject to adjustment in the event of a stock dividend on, or a subdivision or combination of Common Stock. With some exceptions, no adjustment in the purchase price relating to a Right will be required until cumulative adjustments amount to at least one percent (1%) of the purchase price relating to the Right.

     No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth (1/1,000) of a share of Preferred Stock) and, in lieu of the issuance of fractional shares, Kitty Hawk may make an adjustment in cash based on the market price of the Preferred Stock on the trading date immediately prior to the date of exercise.

     Dividend, Liquidation and Redemption Rights of the Preferred Stock. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment equal to the greater of $0.001 per share and an aggregate amount of 1,000 times the dividend declared per share of Common Stock (other than stock dividends payable in Common Stock). Upon liquidation, the holders of Preferred Stock will be entitled to the greater of (1) a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) and (2) an aggregate payment equal to 1,000 times the payment to be made per share of Common Stock. Each share of Preferred Stock will have 1,000 times the number of votes each share of the Common Stock has on matters the respective class is entitled to vote on, which will be voted together with Common Stock. Upon any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     At any time, or from time to time, the Board may redeem the outstanding shares of Preferred Stock, in whole but not in part, at a cash price per share equal to one hundred five percent (105%) of (i) 1,000 (subject to adjustment) times the average market value of Common Stock plus (ii) all accrued and unpaid dividends of the Preferred Stock as of the redemption date.

     Because of the nature of the dividend, liquidation and voting rights of Preferred Stock, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right, should approximate the value of one share of Common Stock.

     Exchange of the Rights. At any time after the occurrence of a Flip-in Event and prior to the acquisition by a person or group of 50% or more of the shares of Common Stock then outstanding, the Board may, without payment of the purchase price by the holder, exchange the Rights, in whole or in part, as follows:

•	one Right (other than the Rights owned by the Acquiring Person or group, which will become void) for one-half the number of shares of Common Stock, one one-thousandths of a share of Preferred Stock or shares or other units of other property for which a Right is exercisable immediately prior to the time of the action of the Board to exchange the Rights.

     Redemption of the Rights. At any time until a public announcement that a person has become an Acquiring Person, Kitty Hawk may redeem all, but not less than all, of the Rights at a price of $0.001 per

Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board and subject to adjustment). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of these Rights will be to receive the $0.001 redemption price.

     No Rights as Stockholder. Until a Right is exercised, the holder will have no rights as a stockholder of Kitty Hawk, including, without limitation, the right to vote or to receive dividends.

     Amendment of the Rights Agreement. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board at any time during the period in which the Rights are redeemable. At any time when the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Board only if the amendment does not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person) or cause the Rights to become redeemable again.

     Periodic Review. The Board will appoint a committee (the “TIDE Committee”) that is comprised of at least three (3) directors of Kitty Hawk who are not officers, employees or affiliates of Kitty Hawk, to review and evaluate the Rights Agreement, at least every three (3) years or sooner if any person shall become an Acquiring Person, in order to consider whether the maintenance of the Rights Agreement continues to be in the best interests of Kitty Hawk and its stockholders. Following each such review, the TIDE Committee will communicate its conclusions to the full Board, including any recommendation as to whether the Rights Agreement should be modified or the Rights should be redeemed.

     Certain Anti-takeover Effects. The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in Kitty Hawk in the event of an unsolicited attempt by an acquirer to take over Kitty Hawk, in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive the Board and its stockholders of a full opportunity to evaluate an offer in light of the long term prospects of Kitty Hawk. The Rights have been declared by the Board in order to deter such tactics.

     The Rights are not intended to prevent all takeovers of Kitty Hawk and will not do so. Since, subject to the restrictions described above, Kitty Hawk may redeem the Rights prior to the Distribution Date, the Rights should not interfere with any merger or business combination approved by the Board.

     The Rights may have the effect of rendering more difficult or discouraging an acquisition of Kitty Hawk deemed undesirable by the Board. The Rights may cause substantial dilution to a person or group that attempts to acquire Kitty Hawk on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

     The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 2. Exhibits.

1.	Rights Agreement, dated as of January 21, 2004, between Kitty Hawk and American Stock Transfer & Trust Company, as Rights Agent, which includes the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock as Exhibit 1 and the form of Rights Certificate as Exhibit 2.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KITTY HAWK, INC.

DATED: January 26, 2004	By: /s/ Steven E. Markhoff Name: Steven E. Markhoff Title: Vice President Strategic Planning, General Counsel and Corporate Secretary

Exhibit Index

Exhibit No.	Description

1	Rights Agreement, dated as of January 21, 2004, between Kitty Hawk and American Stock Transfer & Trust Company, as Rights Agent, which includes the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock as Exhibit 1 and the form of Rights Certificate as Exhibit 2.